Interim Management’s Discussion and Analysis (“MD&A”)
– Quarterly Highlights

For the nine months ended September 30, 2016

Dated: November 10, 2016

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2016

Introduction

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a junior copper exploration and development company with the primary objective to advance its copper projects in the Yerington District, Nevada, United States.

The Company is based in Vancouver, British Columbia, Canada and its common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and traded at OTCQX Markets under the symbol “QTRRF”.

The Interim MD&A focuses on year-to-date material information about the Company’s financial condition and results of operations as of November 10, 2016, and excludes discussion and analysis that were provided in its annual MD&A for the year ended December 31, 2015. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, condensed interim financial statement for the nine months ended September 30, 2016, and together with the related notes thereto.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4” respectively. All amounts contained herein are in U.S. dollars, unless otherwise indicated. Tabular amounts are in thousands except for per share amounts. References to CAD$ are to Canadian dollars.

Additional information related to Quaterra is available on its website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). Forward-Looking Statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. Actual results and future events could differ materially from those anticipated in Forward-Looking Statements and readers should not place undue reliance on such statements.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s 2015 annual Form 20-F which is available on the SEC website at www.sec.gov

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI 43-101”), the SEC does not recognize these terms. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2016

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.

Summary for the nine months ended September 30, 2016

In August 2015, the Company’s subsidiary Singatse Peak Services LLC (“SPS”) commenced an exploration drilling program at the Bear deposit – a large porphyry copper system – located on the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada. The program has been funded by Freeport-McMoRan Nevada LLC (“Freeport Nevada”) in terms of an option agreement whereby Freeport Nevada can acquire an initial 55% interest in SPS by spending $40.75 million in three stages starting in June 2014.

From June 2015 to September 2016, Freeport Nevada provided $8.4 million in funds to SPS with SPS receiving $3.825 million during the first nine months of 2016. These funds have been used for exploration at the Bear Deposit, geophysical surveys, geologic mapping as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

The six-hole 2015 and 2016 exploration program totaled 20,274.5 feet of drilling. The five holes drilled at Bear, including twin hole B-048, totaled 18,257 feet. Results from Hole B-048 supported historic assays from Hole 23B drilled in 1966 by the Anaconda Mining Company. Drilling results from holes B-049 to B-052 were successful in extending the Bear mineralization an additional 2,000 feet north-northeast by 3,000 feet northwest-southeast, with the average mineralized intercept in these four step-out holes averaging approximately 1,000 feet in thickness. The Bear system remains open in three directions. Copper mineralization is overlain by ubiquitous propylitic alteration with moderate to strong phyllic alteration, often laced with tourmaline veining and flooding. Significantly higher grades, if present, will most likely be found where quartz monzonite is cut by quartz monzonite porphyry dikes as occurs at the nearby Yerington mine. The Bear porphyry copper deposit currently covers more than two square miles.

For details of drill results for individual holes reported during the nine months to September 30, 2106, please see press releases dated February 8, 2016 (Hole B-050), April 6, 2016 (Hole B-051), May 24, 2016 (Hole B-052), and June 9, 2016 (Hole GHH-001) on the Company website. The results of two previous holes, B-048 and B-049, were announced on November 17 and December 23, 2015 respectively, and are also available on the Company website.

On April 15, 2016, Quaterra announced that Gerald Prosalendis had been named President and Chief Operating Officer of the Company. To accommodate this appointment, Thomas Patton resigned as President while retaining the positions of Chairman and Chief Executive Officer.

On June 13, 2016, Quaterra and SPS announced they had reached an agreement with Freeport Nevada to extend the current Stage 2 of Freeport Nevada’s option to acquire an interest in the Company’s Yerington Copper Project for up to two years by Freeport Nevada making option payments totaling $5.75 million.

In terms of this amended agreement, Stage 2 of Freeport Nevada’s earn-in option, which commenced in June last year, can be extended for up to four additional periods of six months each by Freeport Nevada making the following payments to SPS: $1.8 million on June 13, 2016 (received); $1.25 million on December 13, 2016; $1.35 million on June 13, 2017; and $1.35 on December 13, 2017. SPS intends to use these Freeport Nevada’s option payments for property maintenance, G&A and environmental compliance at Yerington. Freeport Nevada has the right to terminate the agreement at any time with 60 days’ notice.

During the two-year extension period, SPS may propose special exploration programs, including work plans and budgets, to be undertaken with Freeport Nevada’s agreement under an annual drilling program. These programs will be funded by Freeport Nevada, at its discretion, through accelerated option payments. The Stage 2 extension option payments and any accelerated option payments will reduce the payments required for Freeport Nevada to earn its initial 55% interest in SPS.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2016

SPS is currently working on identifying and prioritizing targets for the next phase of exploration and drilling. This work includes assessing data from the 2015-16 drill program, geophysical surveys and geologic mapping to locate potential open-pitable targets and possible areas of higher-grade mineralization on the Company’s 51-square mile Yerington land package. Work plans and budgets for a drill program are being compiled and will be presented to Freeport Nevada for assessment and consideration.

On July 14, 2016, Quaterra announced the sale of its remaining 35% participating interest in the Herbert Glacier project, Alaska, to its joint venture partner Grande Portage Resources Ltd (“Grande Portage”). On closing, Grande Portage issued to Quaterra 1,182,331 shares, equal to 9% of its issued and outstanding common shares. In addition, Grande Portage will allot and deliver to Quaterra within five business days of a financing or financings totaling up to $1 million that number of additional shares required to maintain Quaterra’s interest at 9%. Grand Portage will also pay Quaterra $250,000 within 90 days of receipt of a feasibility report for the property or in event of a change of control or sale. Grande Portage will assume any and all obligations related to Quaterra’s participating interest under the JV agreement.

Also on July 14, 2016, Quaterra reported that the previously announced sale of its 50% interest in the Nieves project, Mexico, has been concluded with payment of the final $1.0 million tranche owing to Quaterra by Blackberry Ventures, I LLC on June 30, 2016. Quaterra no longer holds any interest in assets in Mexico.

The Herbert Glacier and Nieves transactions represent the conclusion of Quaterra’s previously announced strategy to dispose of all non-core assets. The funds raised from these efforts will continue to provide Quaterra with the resources to focus its efforts on exploring and developing its assets in the historic copper district of Yerington, Nevada. For the past two years, SPS has been able to conduct among others, a six-hole exploration drilling campaign, geophysical surveys, desktop studies and groundwork at Yerington without any dilution to Quaterra shareholders or in the project. The Company’s efforts at Yerington are ongoing, and include identifying compelling targets for the next phase of drilling and assessing the over-all development potential at Yerington.

On September 9, 2016, via publication in the Federal Register, the EPA proposed 10 new sites for the National priorities List (“NPL”). The Anaconda Copper Mine in Yerington Nevada was one of those ten sites proposed for listing. EPA has proposed to list the entire Site despite the fact that there is a responsible party, Atlantic Richfield Company, which has and continues to perform its obligations at the Site. SPS has a ‘Covenant Not to Sue’ with the EPA, and believes it qualifies for the ‘Bona Fide Prospective Purchaser Defense’ to CERCLA liability. The existing contamination at the Site, other than that for which EPA seeks the listing is the responsibility of the Atlantic Richfield Company which has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site. SPS’s current work program at the Bear is not affected by the recent EPA proposed listing of the Site. Also, SPS does not believe that an NPL listing precludes advancing mineral exploration and development at the Site. Only the Yerington Mine Site falls within the area of the proposed NPL listing; the Company’s other targets in the district occur outside the area of the proposed listing.

On October 4, Quaterra received a final payment of $500,000 from Freeport-McMoRan Mineral Properties LLC (“FMMP”) in terms of a 2014 agreement whereby FMMP acquired the remaining interests in three of the Company’s non-core copper and molybdenum properties for $5 million. In terms of the agreement $1.0 million was paid on closing and the balance was payable in tranches of $500,000 every quarter for eight consecutive quarters commencing January 1, 2015. As of October 4, the full total of $5.0 million has been received from FMMP, with no further funds owing.

On October 14, 2016, Quaterra announced that, at the request of the Company, its former auditor, Smythe LLP (“Smythe”), resigned as auditor effective October 7, 2016, and PricewaterhouseCoopers LLP (“PwC”) had been appointed as the successor auditor effective the same day. In accordance with National Instrument 51-102 (“NI 51-102”), the Company has filed a Change of Auditor Notice on SEDAR, together with letters from Smythe and PwC, each confirming that it is in agreement with the statements contained in the notice, as applicable. There were no reportable events as defined in NI 51-102 between Smythe and the Company.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2016

Review of Operations and Financial Results

During three months ended September 2016, the Company incurred a loss of $0.427 million, year-to-date $1.53 million, compared to a $0.342 million loss (year-to-date $2.4 million) in the same period of 2015. Q3 2016 is affected by impairment, gain on disposal of assets, and the fair value calculations on derivative liability for both quarters.

Excluding non-cash items, year to date general administrative expenses decreased by $217,000 mainly due to the reduction in personnel costs which were partially offset by higher administration and general office expense due to the expensing of insurance premium paid in 2016.

As part of the continued effort to focus on its copper assets in Nevada, the Company concluded the sale of its 50% interest in the Nieves project, Mexico, with receipt of the final $1.0 million tranche owing to Quaterra by Blackberry Ventures, I LLC on June 30, 2016 and disposed of its Mexican subsidiary for gross proceeds of $500,000 in January 2016. The Company is no longer operating in Mexico.

Quarterly Information Trends

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.
  The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in U.S. Dollars and Canadian dollars, and reports its financial results in U.S. Dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

The following table sets out the quarterly financial information for each of the last eight quarters:

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2016

	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14
	$	$	$	$	$	$	$	$
Administration and general office	(303)	(440)	(312)	(382)	(384)	(543)	(343)	(625)
Share-based payments	-	(136)	-	-	(196)	(2)	(10)	(37)
Exploration partner fee	-	-	25	-	25	-	-	2
Fair value gain (loss) on derivative liability	(43)	-	731	(351)	465	(1,589)	268	8
Foreign exchange gain (loss)	(44)	56	(24)	2	25	(10)	53	197
General exploration costs	5	7	(12)	(2)	(8)	(4)	(4)	(126)
Gain on sale of mineral properties	81	112	343	-	-	-	-	2,854
Impairments of mineral properties	(34)	(1,445)	-	-	-	-	-	(2,473)
Write-off of current assets	(25)	-	-	-	-	-	-	-
Interest income (expenses)	(64)	37	(48)	(11)	(25)	(20)	(16)	(34)
Net income (loss)	(427)	(1,809)	703	(744)	(98)	(2,168)	(52)	(234)
Basic income (loss) per share	-	(0.01)	-	-	-	(0.01)	-	-

Liquidity and Capital Resources

To date, Quaterra has been dependent on equity, joint venture partners’ contribution and proceeds from disposal of certain mineral properties for funding. As of November 10, 2016, cash on hand plus short-term investments are $6 million.

During the nine months ended September 30, 2016, the Company incurred $4.45 million expenditures on mineral properties, received a total of $3.825 million under the Option Agreement with Freeport Nevada, $1.5 million from the none-core asset sale agreement with FMMP, and $1.0 million from the final tranche of the Nieves sale agreement with Blackberry entered into in 2014.

The funds received under the Option Agreement have been primarily used in the Bear Deposit drilling program, Yerington Assets option payments, mineral claim maintenance, and general administrative support.

Funds received from assets sales have been used in working capital for corporate activities and expenses.

With the cash on hand, the Company believes it has sufficient cash to maintain its operations in the next 12 months.

The Company has a $500,000 convertible note due on January 2, 2017. The outstanding principal may be converted by the note holder at rate of CAD$0.10 per share at any time until maturity. The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5%. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington Assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at September 30, 2016.

Related Party Information and Commitments

Manex is a private company controlled by the Corporate Secretary of the Company. It provides head office premises at CAD$8,000 per month and general corporate services to the Company at CAD$5,000 per month expiring August 31, 2017. The Company may cancel the corporate services with a 30-day notice while the office space requires a payment of the lesser of CAD$96,000 or the remaining term of the service agreement.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2016

As of September 30, 2016, the Company had a total of CAD$88,000 in commitments related to its Vancouver office premises.

Outstanding Share Data

As at November 10, 2016, 193,479,416 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of $0.14, and 15,710,000 stock options were outstanding at weighted average exercise price of CAD$0.16 and weighted contractual life of 2.72 years.

Off Balance Sheet Arrangements

None.

Proposed Transactions

None

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2015 audited consolidated financial statements. Adoptions of new standards and amendments to existing standards have had no material impact on the Company’s financial position or financial performance.

Critical accounting estimates remain the same as disclosed in the 2015 audited annual consolidated financial statements.

Financial Instruments

The Company has designated its cash and cash equivalents, amounts dues, short-term investments, marketable securities, reclamation bonds, accounts payable and accrued liabilities, loan payable and derivative liabilities as financial instruments.

Derivative liability is measured at fair value and categorized in Level 3. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date. The rest of the financial instruments approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.